Mail Stop 3561
									December 9, 2005


Mr. Dan Crow
Vice President and Chief Financial Officer
Hastings Entertainment, Inc.
3601 Plains Boulevard
Amarillo, Texas 79102

		RE:	Hastings Entertainment, Inc.
			Form 8-K Filed December 8, 2005
			File No. 000-24381

Dear Mr. Crow:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K

Item 4.02(a)

1. Please amend your filing to clarify that it is management`s position that your historical cash flows presentation did not comply with GAAP, and accordingly, you are amending your historical filings to comply with GAAP. It is not appropriate to suggest that it is the
Staff`s position, as opposed to management`s position, that revisions to the financial statements were required, as the fair presentation of the financial statements is the responsibility of management and not the Staff.

*    *    *    *

      As appropriate, please amend your filing and respond to this comment within 5 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to this comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Adam Phippen, Staff Accountant, at (202)
551-
3336.  In his absence, direct your questions to Robyn Manuel at
(202)
551-3823.  Any other questions may be directed to me at (202) 551-
3843.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief



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Mr. Dan Crow
Hastings Entertainment, Inc.
December 9, 2005
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